Exhibit 99.1

Phoenix New Media Reports First Quarter 2023 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 15, 2023

BEIJING, China, May 16, 2023 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “During the first quarter of 2023, we still faced challenges posed by the ever-changing macroeconomic environment. However, the Company remained committed to evolving into a world-class Chinese online media platform. We will maintain our focus on creating and curating distinctive, premium content, expanding our brand influence, and enhancing the user experience of our app, while being prudent with our expenditures and growing monetization opportunities to achieve our development goals.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “We continued to enrich our content offerings and strengthen our media influence during the first quarter of 2023, while exploring new business growth opportunities through innovative channels and sales efforts. By driving operational and monetization efficiency, we aim to achieve our financial objectives and continuously deliver value to our shareholders.”

First Quarter 2023 Financial Results

REVENUES

Total revenues in the first quarter of 2023 decreased by 16.5% to RMB146.4 million (US$21.3 million) from RMB175.4 million in the same period of 2022, primarily due to the year-over-year decline in the Company’s net advertising revenues.

Net advertising revenues in the first quarter of 2023 decreased by 20.3% to RMB126.2 million (US$18.4 million) from RMB158.4 million in the same period of 2022, mainly due to the reduction in advertising spending of advertisers from certain industries and the intensified industry-wide competition.

Paid services revenues in the first quarter of 2023 increased by 18.8% to RMB20.2 million (US$2.9 million) from RMB17.0 million in the same period of 2022. Paid services revenues comprise (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the first quarter of 2023 increased by 95.7% to RMB9.0 million (US$1.3 million) from RMB4.6 million in the same period of 2022, mainly due to the increase in the revenues from certain IP copyright sales. Revenues from E-commerce and others in the first quarter of 2023 decreased by 9.7% to RMB11.2 million (US$1.6 million) from RMB12.4 million in the same period of 2022.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the first quarter of 2023 decreased by 17.0% to RMB118.1 million (US$17.2 million) from RMB142.3 million in the same period of 2022, as a result of the Company’s strict cost control measures.

Gross profit in the first quarter of 2023 decreased by 14.5% to RMB28.3 million (US$4.1 million) from RMB33.1 million in the same period of 2022. Gross margin in the first quarter of 2023 was 19.3%, as compared to 18.9% in the same period of 2022.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the first quarter of 2023, which excluded share-based compensation, increased slightly to 19.7% from 19.0% in the same period of 2022.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the first quarter of 2023 decreased by 26.6% to RMB102.7 million (US$14.9 million) from RMB139.9 million in the same period of 2022, primarily attributable to the decrease in staff costs and other operating expenses as a result of the Company’s strict cost control measures.

Loss from operations in the first quarter of 2023 was RMB74.4 million (US$10.8 million), compared to loss from operations of RMB106.8 million in the same period of 2022. Operating margin in the first quarter of 2023 was negative 50.8%, compared to negative 60.9% in the same period of 2022.

Non-GAAP loss from operations in the first quarter of 2023, which excluded share-based compensation, was RMB73.5 million (US$10.7 million), compared to non-GAAP loss from operations of RMB106.1 million in the same period of 2022. Non-GAAP operating margin in the first quarter of 2023, which excluded share-based compensation, was negative 50.2%, compared to negative 60.5% in the same period of 2022.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, net of impairment, fair value changes in investments, net, and others, net. Total net other income in the first quarter of 2023 was RMB9.8 million (US$1.4 million), compared to total net other income of RMB13.5 million in the same period of 2022, which mainly consisted of the following items:

•
Net interest income in the first quarter of 2023 was RMB8.6 million (US$1.3 million), same as RMB8.6 million in the same period of 2022.

•
Foreign currency exchange gain in the first quarter of 2023 was RMB1.4 million (US$0.2 million), compared to a foreign currency exchange gain of RMB1.2 million in the same period of 2022.

•
Others, net, in the first quarter of 2023 was almost nil, compared to a gain of RMB3.2 million in the same period of 2022. Others, net primarily consists of some non-operating gain or loss.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the first quarter of 2023 was RMB57.8 million (US$8.4 million), compared to net loss attributable to Phoenix New Media Limited of RMB79.7 million in the same period of 2022. Net margin in the first quarter of 2023 was negative 39.5%, compared to negative 45.4% in the same period of 2022. Net loss per diluted ordinary share in the first quarter of 2023 was RMB0.10 (US$0.01), compared to net loss per diluted ordinary share of RMB0.14 in the same period of 2022.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, net of impairment, and fair value changes in investments, net, was RMB56.7 million (US$8.3 million) in the first quarter of 2023, compared to non-GAAP net loss attributable to Phoenix New Media Limited of RMB79.6 million in the same period of 2022. Non-GAAP net margin in the first quarter of 2023 was negative 38.7%, compared to negative 45.4% in the same period of 2022. Non-GAAP net loss per diluted ADS in the first quarter of 2023 was RMB4.67 (US$0.68), compared to non-GAAP net loss per diluted ADS of RMB6.56 in the same period of 2022. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the first quarter of 2023, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 12,131,757. As of March 31, 2023, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 12,131,757 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2023, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.13 billion (US$164.1 million).

Business Outlook

For the second quarter of 2023, the Company expects its total revenues to be between RMB160.9 million and RMB180.9 million; net advertising revenues are expected to be between RMB148.0 million and RMB163.0 million; and paid services revenues are expected to be between RMB12.9 million and RMB17.9 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 15, 2023 (May 16, 2023 at 9:00 a.m. Beijing/Hong Kong time) to discuss its first quarter 2023 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BI9606be314df14073ab2d9360b399bec8). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, net of impairment and fair value changes in investments, net. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity investments, net of impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	95,982	102,289	14,894
Term deposits and short term investments	1,049,555	1,016,660	148,037
Restricted cash	9,055	8,050	1,172
Accounts receivable, net	428,587	364,252	53,039
Amounts due from related parties	46,215	39,815	5,798
Prepayment and other current assets	32,257	34,104	4,966
Total current assets	1,661,651	1,565,170	227,906
Non-current assets:
Property and equipment, net	13,091	11,399	1,660
Intangible assets, net	29,126	24,898	3,625
Available-for-sale debt investments	304	300	44
Equity investments, net	114,389	113,872	16,581
Deferred tax assets	89,060	90,613	13,194
Operating lease right-of-use assets, net	103,551	84,128	12,250
Other non-current assets	19,652	17,830	2,596
Total non-current assets	369,173	343,040	49,950
Total assets	2,030,824	1,908,210	277,856
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,956	175,047	25,489
Amounts due to related parties	64,733	54,502	7,936
Advances from customers	31,942	38,457	5,600
Taxes payable	183,525	180,219	26,242
Salary and welfare payable	94,484	74,528	10,852
Accrued expenses and other current liabilities	89,042	78,694	11,459
Operating lease liabilities	23,639	20,925	3,046
Total current liabilities	664,321	622,372	90,624
Non-current liabilities:
Long-term liabilities	20,333	20,348	2,963
Operating lease liabilities	80,947	65,166	9,489
Total non-current liabilities	101,280	85,514	12,452
Total liabilities	765,601	707,886	103,076
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,548
Class B ordinary shares	22,053	22,053	3,211
Additional paid-in capital	1,636,822	1,637,688	238,466
Statutory reserves	99,547	99,342	14,465
Accumulated deficit	(411,074)	(468,657)	(68,242)
Accumulated other comprehensive loss	(45,402)	(48,044)	(6,996)
Total Phoenix New Media Limited shareholders' equity	1,319,445	1,259,881	183,452
Noncontrolling interests	(54,222)	(59,557)	(8,672)
Total shareholders' equity	1,265,223	1,200,324	174,780
Total liabilities and shareholders' equity	2,030,824	1,908,210	277,856

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$

Revenues:
Net advertising revenues	158,376	205,409	126,195	18,375
Paid service revenues	17,005	18,505	20,171	2,937
Total revenues	175,381	223,914	146,366	21,312
Cost of revenues	(142,319)	(135,781)	(118,088)	(17,195)
Gross profit	33,062	88,133	28,278	4,117
Operating expenses:
Sales and marketing expenses	(59,394)	(44,368)	(40,050)	(5,832)
General and administrative expenses	(45,446)	26,719	(37,563)	(5,470)
Technology and product development expenses	(35,041)	(23,758)	(25,069)	(3,650)
Total operating expenses	(139,881)	(41,407)	(102,682)	(14,952)
(Loss)/income from operations	(106,819)	46,726	(74,404)	(10,835)
Other income/(loss):
Interest income, net	8,583	4,210	8,594	1,251
Foreign currency exchange gain	1,173	4,212	1,384	202
Loss from equity investments, net of impairment	(180)	(7,392)	(261)	(38)
Fair value changes in investments, net	774	(483)	44	6
Others, net	3,183	5,468	39	6
(Loss)/income before income taxes	(93,286)	52,741	(64,604)	(9,408)
Income tax benefit/(expense)	4,124	(6,038)	1,481	216
Net (loss)/income	(89,162)	46,703	(63,123)	(9,192)
Net loss/(income) attributable to noncontrolling interests	9,465	(5,149)	5,335	777
Net (loss)/income attributable to Phoenix New Media Limited	(79,697)	41,554	(57,788)	(8,415)
Net (loss)/income	(89,162)	46,703	(63,123)	(9,192)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	(6,154)	-	-	-
Other comprehensive loss, net of tax: foreign currency translation adjustment	(452)	(5,749)	(2,642)	(385)
Comprehensive (loss)/income	(95,768)	40,954	(65,765)	(9,577)
Comprehensive loss/(income) attributable to noncontrolling interests	9,465	(5,149)	5,335	777
Comprehensive (loss)/income attributable to Phoenix New Media Limited	(86,303)	35,805	(60,430)	(8,800)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.14)	0.07	(0.10)	(0.01)
Diluted	(0.14)	0.07	(0.10)	(0.01)
Net (loss)/income per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	(6.57)	3.43	(4.76)	(0.69)
Diluted	(6.57)	3.43	(4.76)	(0.69)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,324,325	582,324,325	582,324,325	582,324,325
Diluted	582,324,325	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$

Revenues:
Net advertising service	158,376	205,409	126,195	18,375
Paid services	17,005	18,505	20,171	2,937
Total revenues	175,381	223,914	146,366	21,312
Cost of revenues
Net advertising service	136,097	126,906	107,270	15,620
Paid services	6,222	8,875	10,818	1,575
Total cost of revenues	142,319	135,781	118,088	17,195
Gross profit
Net advertising service	22,279	78,503	18,925	2,755
Paid services	10,783	9,630	9,353	1,362
Total gross profit	33,062	88,133	28,278	4,117

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2022	2022	2023	2023
	RMB	RMB	RMB	US$

Revenue sharing fees	3,646	5,635	3,538	515
Content and operational costs	124,387	120,220	105,350	15,340
Bandwidth costs	14,286	9,926	9,200	1,340
Total cost of revenues	142,319	135,781	118,088	17,195

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2022				Three Months Ended December 31, 2022				Three Months Ended March 31, 2023
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	33,062	315	(1)	33,377	88,133	224	(1)	88,357	28,278	604	(1)	28,882
Gross margin	18.9%			19.0%	39.4%			39.5%	19.3%			19.7%
(Loss)/income from operations	(106,819)	727	(1)	(106,092)	46,726	598	(1)	47,324	(74,404)	866	(1)	(73,538)
Operating margin	(60.9)%			(60.5)%	20.9%			21.1%	(50.8)%			(50.2)%
		727	(1)			598	(1)			866	(1)
		180	(2)			7,392	(2)			261	(2)
		(774)	(3)			483	(3)			(44)	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(79,697)	133		(79,564)	41,554	8,473		50,027	(57,788)	1,083		(56,705)
Net margin	(45.4)%			(45.4)%	18.6%			22.3%	(39.5)%			(38.7)%
Net (loss)/income per ADS-diluted	(6.57)			(6.56)	3.43			4.12	(4.76)			(4.67)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	12,131,757			12,131,757	12,131,757			12,131,757	12,131,757			12,131,757

(1) Share-based compensation

(2) Loss from equity investments, net of impairment

(3) Fair value changes in investments, net